Exhibit (a)(1)(vii)

Cause No. 0509600-g

TROY SIEBELS and BARBARA MOSES,	§	IN THE DISTRICT COURT OF
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Plaintiffs,	§
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v	§
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TOSHIFUMI SUZUKI, JAMES W. KEYES,	§	DALLAS COUNTY, TEXAS
YOSHITAMI ARAI, MASAAKI ASAKURA,	§
JAY W. CHAI, R. RANDOLPH DEVENING,	§
GARY J. FERNANDES, MASAAKI	§
KAMATA, KAZUO OTSUKA, SEVEN & I	§
HOLDINGS CO., LTD., SEVEN-ELEVEN	§
JAPAN CO., LTD., IYG HOLDING	§
COMPANY, and 7-ELEVEN, INC.,	§
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Defendants	§	JUDICIAL DISTRICT

PLAINTIFFS’ ORIGINAL PETITION

Plaintiffs Troy Siebels and Barbara Moses (“Plaintiffs”), by their attorneys, allege upon information and belief, except as to paragraph 8 which is alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. Plaintiffs, holders of common stock of 7-Eleven, Inc., (“7-11” or the “Company”), bring this action individually and as a class action on behalf of the Company’s shareholders, except Defendants and their affiliates, to remedy breaches of fiduciary duty by the Individual Defendants and to enjoin a self-dealing going-private plan. On September 1, 2005, Defendant 7-11’s 73% shareholder, 7-11 Japan, announced that it will buy out the minority 7-11 public shareholders for $32.50 per share through a tender offer (the “Tender Offer”). Plaintiffs allege that this price is grossly inadequate, as confirmed by analysts and the stock market’s reaction to the Tender Offer. Plaintiffs also allege that the structure of the Tender Offer is inherently coercive and improper, as it unfairly pressure minority shareholders to bow to the will of 7-11’s majority shareholder.

2. The Tender Offer has two important conditions. First, shareholders not affiliated with 7-11 Japan or 7-11 management must tender at least a majority of the outstanding 7-11 shares (the “Minimum Condition”). Second, shareholders must tender enough shares so that 7-11 Japan will own at least 90% of 7-11 stock on a fully diluted basis (the “90% Condition”).

3. The Tender Offer has been structured in an extremely coercive manner. First, 7-11 Japan has indicated that even if the Minimum Condition is not met, 7-11 Japan may still acquire the publicly held 7-11 shares by entering into a merger agreement and voting its controlling interest in favor of the merger. Furthermore, 7-11 Japan has only committed to buy the remaining non-tendered shares at the Tender Offer price if both the Minimum Condition and the 90% Condition are met. If a majority of the shareholders not affiliated with 7-11 Japan tender their shares but not enough tender to get 7-11 Japan’s shareholdings to 90%, these non-tendering shareholders face the prospect of being stuck as minority holders of an illiquid stock. In such a scenario, 7-11 Japan itself has acknowledged in the Form SC TO-T filed with the Securities and Exchange Commission (“SEC”) on September 6, 2005, at 5 (the “Tender Offer Documents”), “the number of shareholders and the number of shares of the Company common stock that are still in the hands of the public may be so small that Company common stock may not be eligible to trade on the New York Stock Exchange, and there may not be any public trading market for Company common stock.” This structure is inherently coercive to 7-11 shareholders because shareholders are being told that if they fail to tender their shares even at the grossly inadequate price being offered, they risk losing even more value than if they tender.

4. Second, 7-11 Japan also announced that 7-11 would undergo extensive capital expenditures at the same time that it announced the tender, which would reduce growth and profitability. These expenditures would be expected to have a negative impact on 7-11’s stock price, and were timed to add pressure on the Company’s shareholders to tender their shares.

5. Third, 7-11 Japan’s Tender Offer is designed to mislead 7-11’s public stockholders and omits important material information that would be required for the Company’s minority shareholders to make an informed decision on whether to tender their shares to 7-11 Japan.

6. Minority shareholders such as Plaintiffs are thus encouraged to tender their shares at the grossly-inadequate price being offered. That price is below recent trading prices of 7-11 stock, which closed at $35.41 on September 12, 2005 and which has traded above $35 since the announcement of the Tender Offer.

7. By structuring the Tender Offer in a coercive fashion and failing to take sufficient steps to protect 7-11’s minority holders, the Defendants have breached their fiduciary duties owed to the Company’s minority shareholders.

THE PARTIES

8. Plaintiffs Troy Siebels and Barbara Moses (“Plaintiffs”) are the owners of common stock of 7-11 and have been the owners of such shares continuously since prior to the wrongs complained of herein.

9. Defendant 7-11 is a corporation duly existing and organized under the laws of Texas, with its principal executive offices located at 2711 North Haskell Avenue, Dallas, TX 75204. It may be served by serving its Registered Agent for service of process Corporation

Service Company, d/b/a CSC – Lawyers Incorporating Service Company;, 701 Brazos Street, Suite 1050, Austin, TX 78701. 7-11 is a convenience store chain that operates, franchises or licenses more than 27,500 stores. The majority of the Company’s stores in the United States and Canada provide approximately six million daily customers with 24-hour convenience, seven days a week. 7-11’s stores range in size from 2,400 to 3,000 square feet and carry about 2,300 to 2,800 items. The Company’s merchandise assortment includes a number of items specifically identified with 7-Eleven, including Slurpee semi-frozen carbonated beverages, Cafe Select coffee, Big Gulp fountain beverages, and Big Bite hot dogs. 7-11 is and at all times relevant hereto was listed and traded on the New York Stock Exchange under the symbol “SE.”

10. Defendant Seven-Eleven Japan Co., Ltd. (“7-11 Japan”), is the biggest convenience-store operator in Japan and is a member of the Ito-Yokado group of companies which also operates Denny’s Japan. It is not incorporated or registered to do business in the State of Texas and therefore may be served by serving the Texas Secretary of State, 1019 Brazos Street, Austin, TX 78701. Recently the Ito-Yokado group was reorganized under the umbrella of a new holding company, Seven & I. 7-11 Japan remains a wholly-owned subsidiary of Seven & I. Through its Delaware subsidiary, IYG Holding Company (“IYGH”), 7-11 Japan owns approximately 72.7% of outstanding 7-11 stock.

11. Defendant Seven & I Holdings Co., Ltd. (“Seven & I”), is a holding company formed by Ito-Yokado Co., Ltd. (“IY”) for the purpose of acquiring all of the outstanding shares of IY and two of IY’s majority-owned affiliates, 7-11 Japan and Denny’s Japan Co., Ltd. It is not incorporated or registered to do business in the State of Texas and therefore may be served by serving the Texas Secretary of State, 1019 Brazos Street, Austin, TX 78701. IY, 7-11 Japan and Denny’s Japan Co., Ltd, are wholly owned subsidiaries of Seven & I.

12. Defendant IYGH is wholly owned by 7-11 Japan. IYGH is a Delaware corporation formed by 7-11 Japan in 1991 to acquire and hold its interest in 7-11. It is not incorporated or registered to do business in the State of Texas and therefore may be served by serving the Texas Secretary of State, 1019 Brazos Street, Austin, TX 78701.

13. Defendants 7-11 Japan, Seven & I, and IYGH are hereinafter collectively referred to as “7-11 Japan”.

14. Defendant Toshifumi Suzuki (“Suzuki”) is and at all times relevant hereto has served as Chairman of the Board of Directors of 7-11 (the “Board”). Suzuki serves as Chairman and Chief Executive Officer (“CEO”) of Seven & I, 7-11 Japan and IYGH. As of March 15, 2005, Suzuki individually owned 205,086 shares of 7-11 common stock including options. Suzuki may be served with process at the premises of 7-11, 2711 North Haskell Avenue, Dallas, TX 75204.

15. Defendant James W. Keyes (“Keyes”) is and at all times relevant hereto has served as President, CEO, and a director of 7-11. Since 2002, though his employment with 7-11 Keyes has received over $4.1 million in salary and bonus compensation. As of March 15, 2005, Keyes owned approximately 1,527,000 options to purchase 7-11 stock and approximately 156,000 7-11 shares. Keyes may be served with process at the premises of 7-11, 2711 North Haskell Avenue, Dallas, TX 75204.

16. Defendant Yoshitami Arai (“Arai”) is and at all times relevant hereto has served as a director of 7-11. As of March 15, 2005, Arai owned approximately 27,652 shares of 7-11 common stock including options. Arai may be served with process at the premises of 7-11, 2711 North Haskell Avenue, Dallas, TX 75204.

17. Defendant Masaaki Asakura (“Asakura”) is and at all times relevant hereto has served as Senior Vice President and a director of 7-11. Asakura served as the General Manager and Overseas Liaison, Planning Department, for 7-11 Japan from 1995 to 1997 and in various other capacities since 1976 through which he has received material compensation. As of March 15, 2005, Asakura owned approximately 2,000 shares of 7-11 common stock including options. Asakura may be served with process at the premises of 7-11, 2711 North Haskell Avenue, Dallas, TX 75204.

18. Defendant Jay W. Chai (“Chai”) is and at all times relevant hereto has served as a director of 7-11. As of March 15, 2005, Chai owned approximately 32,867 shares of 7-11 common stock including options. Chai may be served with process at the premises of 7-11, 2711 North Haskell Avenue, Dallas, TX 75204.

19. Defendant R. Randolph Devening (“Devening”) has served as a director of 7-11 since April of 2004. As of March 15, 2005, Devening owned approximately 8,000 shares of 7-11 common stock including options. Devening may be served with process at the premises of 7-11, 2711 North Haskell Avenue, Dallas, TX 75204.

20. Defendant Gary J. Fernandes (“Fernandes”) is and at all times relevant hereto has served as a director of 7-11. As of March 15, 2005, Fernandes owned approximately 50,144 shares of 7-11 common stock including options. Fernandes may be served with process at the premises of 7-11, 2711 North Haskell Avenue, Dallas, TX 75204.

21. Defendant Masaaki Kamata (“Kamata”) is and at all times relevant hereto has served as a director of 7-11. Kamata has held several positions with 7-11 Japan, including director since 1978 and Vice Chairman since 1997, through which he has received material compensation. Kamata has also served as a director of IYGH since 1990, Treasurer from 1990 to 2003 and President and CEO since 2003. As of March 15, 2005, Kamata individually owned 27,540 shares of 7-11 common stock including options. Kamata may be served with process at the premises of 7-11, 2711 North Haskell Avenue, Dallas, TX 75204.

22. Defendant Kazuo Otsuka (“Otsuka”) is and at all times relevant hereto has served as a director of 7-11. Otsuka has served as General Manager, Corporate Development, for IY since 1986; as Statutory Auditor of 7-11 Japan since 2000; and as a director and Assistant Secretary of IYGH since 1990. As of March 15, 2005, Otsuka owned approximately 12,779 shares of 7-11 common stock including options. Otsuka may be served with process at the premises of 7-11, 2711 North Haskell Avenue, Dallas, TX 75204.

23. The Defendants referred to in paragraphs 7 through 15 are collectively referred to herein as the “Individual Defendants.”

24. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiffs and the other public stockholders of 7-11, and owe Plaintiffs and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

CLASS ACTION ALLEGATIONS

25. Plaintiffs brings this action individually and as a class action, pursuant to Rule 42 of the Texas Rules of Civil Procedure, on behalf of all common stockholders of the Company (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

26. This action is properly maintainable as a class action.

27. The Class is so numerous that joinder of all members is impracticable. As of June 30, 2005, there were approximately 29.4 million shares of 7-11 held by the Company’s public minority stockholders.

28. There are questions of law and fact which are common to the Class including, inter alia, the following:

a. whether the Tender Offer is unfair to the Class;

b. whether Plaintiffs and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated;

c. whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiffs and the other members of the Class; and

d. whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by Defendants.

29. Plaintiffs is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs’s claims are typical of the claims of the other members of the Class and Plaintiffs has the same interests as the other members of the Class. Accordingly, Plaintiffs is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

30. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

31. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

7-11 Japan’s Control of 7-11

32. 7-11 Japan currently owns 72.7% of 7-11’s outstanding stock. 7-11 Japan’s control of 7-11 is discussed in the Company’s annual Form 10-K, filed with the SEC on March 31, 2005 (the “2004 Annual Report”), which states in relevant part:

As our majority owner, [7-11 Japan is] able to determine the outcome of all corporate actions requiring shareholder approval. For example, [7-11 Japan] can control decisions with respect to:

•	Our direction and policies, including the election and removal of members of our board of directors;

•	Mergers or other business combinations involving us;

•	Our acquisition or disposition of assets;

•	Future issuances of our common stock or other securities;

•	Our incurrence of debt;

•	The payment of any dividends on our common stock; and

•	Amendments to our certificate of incorporation and bylaws.

33. Pursuant to its control of the Company, 7-11 Japan is represented on the Board by four inside directors: Defendants Otsuka, Kamata, Asakura, and Suzuki, all of whom depend on 7-11 Japan for their livelihoods. In addition, through its control of 7-11, 7-11 Japan is largely responsible for the nomination and election of most if not all of the Company’s directors.

34. An additional fifth director of 7-11, whose name has not been disclosed, also lacks independence as disclosed in the Company’s 2004 Annual Report:

In May 2002, a financial-services subsidiary of [7-11 Japan] made a personal loan of 227.5 million Japanese yen (approximately $1.75 million) to one of the Company’s non-employee directors. The term of the loan, which is secured by certain shares of stock owned by the director, was extended from December 2004 to March 2005. The interest rate on the loan was decreased from 2.6% to 2.05% in December 2004.

35. Based on 7-11 Japan’s majority ownership, 7-11 has elected to be a “controlled company” under the rules of the New York Stock Exchange (“NYSE”), which otherwise requires a majority of independent directors on a company’s boards of directors.

7-11’s Meteoric Rise

36. In 1991, 7-11 Japan bought a large stake in 7-11, formerly Southland Corp., to help resuscitate the bankrupt U.S. convenience chain store. The rehabilitation process was successful and led to the re-listing of 7-11 on the NYSE approximately five years ago.

37. Despite 7-11’s financial difficulties in the 1990s, 7-11 has performed remarkably well in recent years, and its share price has risen from approximately $7 per share in March of 2003, to above $35 in August 2005.

7-11 Japan’s Tender Offer

38. On September 1, 2005, 7-11 Japan issued a press release announcing that it would begin a tender offer to purchase all remaining shares of 7-11 held by the public at a price of $32.50 and take the Company private. On September 6, 2005, 7-11 Japan officially commenced the Tender Offer by filing its Tender Offer Documents. The Tender Offer is currently set to expire on October 3, 2005.

39. The Tender Offer is conditioned on a majority of the outstanding shares of 7-11 not already owned by 7-11 Japan (the Minimum Condition) being tendered. The Minimum Condition cannot be waived by the Company. Thus, pursuant to the Tender Offer Documents, 7-11 Japan requires that at least 50% of the approximately 29,357,127 shares held in the public float must be tendered in order for the Tender Offer to close and for the tendered shares to be purchased.

40. The Tender Offer is also conditioned on 7-11 Japan acquiring 90% of 7-11’s shares on a fully-diluted basis (the “90% Condition”) which would enable 7-11 Japan to commence a squeeze-out merger (the “Merger”), compelling the remaining 7-11 public stockholders to tender their shares in a short form merger pursuant to Texas Business Corporation Act, Art. 5.16. 7-11 Japan may waive the 90% condition.

41. As a result of 7-11 Japan’s Tender Offer and subsequent Merger, 7-11 will be a wholly-owned subsidiary of 7-11 Japan and the Company will no longer be publicly traded.

Tender Offer is Coercive

42. Defendants have structured the Tender Offer so that 7-11’s minority shareholders who refuse to tender their shares at $32.50 can look forward to one of the following three scenarios: (1) both the Minimum Condition and 90% Condition of the Tender Offer are met; (2) the Minimum Condition of the Tender Offer is met, but 7-11 Japan does not meet the 90% Condition; or (3) the Minimum Condition is not met and the Tender Offer fails.

43. Under the first scenario, if both the Minimum Condition and 90% Condition of the Tender Offer are met, the remaining minority holders of 10% of 7-11’s outstanding shares will be squeezed out and forced to tender their shares for $32.50 through the Merger.

44. 7-11 Japan discloses in the Tender Offer Documents that if the second scenario occurs, it may or may not purchase enough shares to meet the 90% Condition. Because the Minimum Condition is satisfied when 7-11 Japan acquires approximately 87% of 7-11’s outstanding stock, the remaining 13% holders will be at the mercy of 7-11 Japan, which has stated that it intends to decrease 7-11’s profitability through extensive capital investment. In addition, the market for 7-11’s stock if the second scenario were to occur would be highly illiquid.

45. This doomsday scenario is explained by 7-11 Japan in the Tender Offer Documents:

If the merger does not take place, however, the number of shareholders and the number of shares of the Company common stock that are still in the hands of the public may be so small that Company common stock may not be eligible to trade on the New York Stock Exchange, and there may not be any public trading market for Company common stock.

This lack of commitment to purchase the shares of holders who do not tender is an extremely coercive structure designed to force 7-11 shareholders to tender their shares in order to avoid the prospect of being stuck as an illiquid minority holder of a company undertaking extensive capital investment.

46. To pressure 7-11’s shareholders even further, 7-11 Japan states in the Tender Offer Documents that if the third scenario occurs, where the Minimum Condition is not met, 7-11 Japan “may consider”:

•	keeping outstanding the public minority interest in the Company;

•	engaging in open market or privately negotiated purchases of Shares to increase [7-11 Japan’s] aggregate ownership of the Shares to at least 90% of the then outstanding Shares and then effecting a short-form merger; or

•	proposing that [7-11 Japan] and the Company enter into a merger agreement, which would require the approval of the Company’s board of directors and the vote of [7-11 Japan’s] Shares in favor of that merger.

47. Thus, 7-11 Japan is threatening that if 7-11’s shareholders reject the Tender Offer in its entirety, then 7-11 Japan may simply go behind shareholders’ backs and restructure the transaction as a traditional merger, which 7-11 Japan can unilaterally approve due to its 73% voting control over 7-11. The coercive nature of this result is made clear in the Tender Offer Documents which state:

If [7-11 Japan] were to pursue any of these alternatives, it might take considerably longer for the public shareholders of the Company to receive any consideration (if applicable) for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer.

48. 7-11 Japan has also indicated that it has no intention of selling any of its shares, thus precluding any third party offers.

49. 7-11 Japan exercised its dominance over 7-11 by commencing the Tender Offer without obtaining the prior approval or recommendation of 7-11’s Board. According to 7-11 Japan:

We have not asked the board of directors of the Company to approve the tender offer or provide a recommendation with respect to the tender offer. Under applicable law, no approval or recommendation by the Company’s board is necessary for us to commence or complete this tender offer.

50. At the time it announced the Tender Offer, 7-11 Japan also announced that 7-11 would undergo extensive capital expenditures which would reduce growth and profitability:

... [7-11 Japan] has concluded that the Company needs to invest more in merchandising, store renovation, distribution and logistics systems and information systems. [7-11 Japan] believes that the Company is now capable of funding such investments for the Company’s future growth from internally generated cash flow. This increase in investment, however, is likely to result in lower growth and profitability for the Company in the short term....

Thus, as the same time 7-11 Japan is soliciting shares through the Tender Offer, it is exercising its dominance and control over 7-11’s minority shareholders by stating that shareholders who fail to tender will likely see the stock price fall. This is yet another coercive strategy exercised by 7-11 Japan.

51. Analysts immediately called into question the timing and credibility of 7-11 Japan’s claim that 7-11 required increased expenditures. In a September 2, 2005 research note, Michael J. Coleman of Southwest Securities stated that:

We do not agree with [7-11 Japan’s] assertion that increased investment is needed or that slower growth and lower profitability are likely in the near-term. To the contrary, we believe [7-11] is positioned to leverage years of investment in technology, distribution, and more recently investment in field personnel over a much larger store base.

52. Another analyst, Patricia A. Baker of Merrill Lynch, stated in a September 1, 2005 article in Dow Jones Newswires that “she’s ‘not convinced that the argument for slower growth holds water,’ since 7-Eleven has invested ‘over $500 million over the last decade’ and is well positioned technologically. ‘We believe the company is poised to reap the rewards of these investments in 2005, and we think this will likely be reflected in superior levels of earnings growth over the coming years.’”

The Tender Offer Price is Unfair

53. 7-11 Japan’s offer of $32.50 is meant to take advantage of a short-term decline in 7-11’s stock price, which has suffered in recent weeks from the uncertainty caused by gasoline prices. 7-11’s sensitivity to fluctuation in gasoline prices was disclosed in the Company’s 2004 Annual Report:

Increases in the wholesale cost of gasoline could adversely affect our revenue and gross profit.

Over the past three years, gasoline sales have averaged approximately 32% of our total net sales and 10% of our gross profit. Increases in the wholesale cost of gasoline could adversely affect our revenues if our retail gasoline gallons declined, and would adversely affect our gross profit if we are not able to fully pass on these increases to our customers.

....

We purchase substantially all of our gasoline from one supplier, and any sudden disruption in supply could adversely affect our revenues.

Gasoline sales comprise a substantial portion of our total sales. We purchase most of our gasoline from CITGO Petroleum Corporation under a product purchase and supply agreement that expires in 2006. We may not be able to obtain alternative sources of gasoline quickly if our supplies from CITGO were suddenly disrupted. Any disruption in the supply of gasoline from CITGO may leave us, at least for a period of time, unable to meet the demand of our customers, which would adversely affect our sales and profitability. Although we believe we would be able to purchase gasoline from other suppliers if our supply from CITGO were disrupted, we may be required to pay a higher price, which would adversely affect our gasoline profits. In addition, a significant international conflict could disrupt or reduce our available supply of gasoline, at least in the short term, and could otherwise adversely affect our gasoline sales and profits.

54. Although the price of 7-11 stock had decreased in the three weeks leading up to 7-11 Japan’s Tender Offer, about a month prior to the Tender Offer 7-11’s stock closed above $35 per share, and as of the close of market on September 12, 2005, 7-11 shares were valued at $35.41. Thus, 7-11 Japan timed the Tender Offer price to take advantage of a temporary dip in 7-11’s stock price by offering minority shareholders a grossly-inadequate price.

55. Analysts that cover 7-11 stock have called 7-11 Japan’s offer, “insufficient,” “too low,” and “opportunistic,” and have commented that a fair price would be significantly above 7-11 Japan’s current offer. For example, Robert Summers of Bear Stearns noted in his September 1, 2005 research note, entitled “Takeout Premium Insufficient,” that:

TAKEOUT VALUATION APPEARS LOW. In our opinion, [7-11 Japan] offer is too low based on the strong growth prospects of Seven Eleven as a market leader in a fragmented industry. The $32.50 offer is 7.8% below the recent high of $35.18 on July 15, 2005. The implied valuation is 6.3x EV/EBITDA on our 2007 estimate. On a PE basis, the offered takeout price is 20x P/E on our 2007 estimate.

UNWARRANTED DIP IN SHARE PRICE CREATED WINDOW. The share price has contracted 20% from July 15 to August 31 on concerns that rapidly escalating gas prices would impact [7-11’s] sales and earnings. We believe the sell-off was over done based on management’s long track record of producing strong operating results during rising gas environments. We believe [7-11 Japan] is taking advantage of the dip.

(emphasis added).

7-11 Japan’s Disclosures in the Tender Offer Documents Omit Material Information

56. Knowing full well that the Tender Offer price offered is grossly-inadequate, 7-11 Japan’s Tender Offer Documents seek to mislead 7-11’s shareholders into believing that the Company requires extensive capital expenditures for continued growth. 7-11 Japan claims that the required capital expenditure will dampen the Company’s prospects in the near and intermediate future by decreasing 7-11’s growth and profits. 7-11 Japan is misleading investors by failing to disclose in the Tender Offer Documents the basis, if any, for its claims that the Company cannot meet its own internal budget forecasts.

57. Attached as an exhibit to 7-11 Japan’s Tender Offer Documents is a presentation from Citigroup to 7-11 Japan’s board of directors, dated August 31, 2005 (hereinafter the “Citigroup Presentation,” attached hereto as Exhibit A), in which Citigroup, 7-11 Japan’s financial advisor in the Tender Offer transaction, presents to the 7-11 Japan board of directors its evaluation of 7-11’s January 2005 budget, 7-11’s projections, and 7-11 Japan’s “Perspective” on the projections produced by 7-11. As the Citigroup Presentation makes clear, 7-11 Japan has taken the “perspective” that 7-11’s prospects are far gloomier than 7-11 itself believes, a position which is solely in furtherance of accomplishing the Tender Offer at an inadequate price.

58. In the Citigroup Presentation, Citigroup evaluates seven financial metrics including, “Growth in Merchandise Sales per Store Day,” “Gross Merchandise Margin,” “Maintenance Capital,” “New Store Growth,” and others. Citigroup restates 7-11’s internal budget projections for those financial metrics, and compares them side-by-side to 7-11 Japan’s assessment of 7-11’s ability to meet its own projections. See Exhibit A.

59. According to the Citigroup Presentation, 7-11 Japan asserts that nearly every internal 7-11 projection on the various financial metrics is exceedingly optimistic and cannot be met. For example, while 7-11 forecast that Growth in Merchandise Sales per Store Day would grow from 5% to 8%, 7-11 Japan’s “Perspective” is that “growth in merchandise sales per store day may not be sustainable without significant, additional investment . . . .” Exhibit A. Similarly, regarding 7-11’s forecast that 7-11’s Gross Merchandise Margin will remain “steady through 2008,” 7-11 Japan offers a far grimmer assessment that “merchandise gross margin may decline in the near to intermediate term without any developments in merchandise and procurement areas.” Id. 7-11 Japan’s pessimism pervades Citigroup’s evaluation of each of 7-11’s other financial metrics.

60. Unless 7-11 Japan discloses the basis for its dire forecasts, the inclusion of the Citigroup Presentation in the Tender Offer Documents is false and misleading and is meant to reinforce 7-11 Japan’s contention that 7-11 is going to go down the tubes unless significant investments are made by the Company. 7-11 Japan should also be required to disclose to 7-11 shareholders why management’s projections for 7-11 diverge so wildly from 7-11 Japan’s own assessment of what is best for 7-11 and what it is required for the Company’s continued growth.

In light of the fact that 7-11 Japan essentially chooses all of 7-11’s management through its control over 7-11’s affairs, 7-11 shareholders are entitled to an explanation as to why 7-11 Japan has so little confidence in management’s own forecasts.

CAUSES OF ACTION

Declaratory Judgment pursuant to Texas Civ. Prac and Rem. Code §§ 37.001 et seq.

61. Plaintiffs hereby reallege and incorporate by reference the allegations contained above.

62. There exists between Plaintiffs and Defendants a justiciable controversy about the rights and status of the parties under the Tender Offer of the controlling stockholder, 7-11 Japan.

63. Pursuant to Texas Civ. Prac. And Rem. Code Sections 37.001 et seq. Plaintiffs request the declaratory judgment of the Court that the Tender Offer is unfair to the interests of the Plaintiffs and the other class members.

64. Plaintiffs also request that the Court award them their reasonable and necessary costs and attorney’s fees in obtaining this declaratory judgment as permitted by Texas Civ. Prac and Rem. Code Section 37.009

Breach of Fiduciary Duties of 7-11 Japan as 7-11’s Controlling Shareholder

65. Plaintiffs hereby reallege and incorporate by reference the allegations contained above.

66. As the Company’s controlling stockholder, 7-11 Japan owes a duty of undivided loyalty to the 7-11 minority shareholders. Under the circumstances here, 7-11 Japan also owes a duty of entire fairness to 7-11 and its public stockholders with respect to the Tender Offer and Merger.

67. The initiation and timing of the Tender Offer and Merger reflect a breach of 7-11 Japan’s duty of loyalty and constitutes unfair dealing. The going-private transaction is timed to take advantage of a depressed market price for 7-11’s publicly held stock and the recent uncertainty and volatility of gasoline prices. 7-11 Japan also structured the Tender Offer so that it places the utmost pressure on 7-11’s minority shareholders to tender their shares at the unfair price it has set.

68. The Tender Offer and related actions by 7-11 Japan, as alleged herein, are in flagrant disregard of Defendants’ fiduciary duties of loyalty and fair dealing to 7-11’s public stockholders. Absent judicial intervention, 7-11’s public stockholders will be damaged.

Breach of Fiduciary Duties of 7-11’s Board to the Company’s Minority Stockholders

69. Plaintiffs hereby reallege and incorporate by reference the allegations contained above.

70. The Company’s Board owes all 7-11 shareholders the fiduciary duties of care and good faith.

71. 7-11’s Board is breaching its fiduciary duties by failing to protect the Company’s minority stockholders from the coercive Tender Offer of the controlling stockholder, 7-11 Japan. 7-11 Japan’s Tender Offer has been timed to take advantage of a temporary downturn in the Company’s stock which it is using as a false benchmark for the value of the public stockholders’ shares. Additionally, 7-11 Japan’s Tender Offer is structured to coerce 7-11’s minority stockholders to tender their shares.

72. Since 7-11 Japan announced its hostile tender offer, the Individual Defendants have failed to take any action to protect the Company’s public stockholders. For example, the

Board has not taken steps to adopt a shareholder rights plan (“poison pill”) that would temporarily prevent 7-11 Japan from acquiring any more 7-11 shares until the Board is able to negotiate the best terms possible for the Company’s minority stockholders. By failing to adopt a poison pill, the Board is complicit in 7-11 Japan’s attempt to coerce 7-11’s minority stockholders into tendering their shares for consideration that is well below the true value of their shares.

73. Although a special committee consisting of directors that are not directors or officers of 7-11 Japan (the “Special Committee”) has been formed to consider the Tender Offer and make a recommendation to the Company’s stockholders regarding the 7-11 Japan’s proposal, their authority is limited to that purpose and they have not been empowered to take other actions necessary to protect the Company’s shareholders. Moreover, as 7-11 Japan dominates and controls 7-11, each of 7-11’s directors are under the dominance of 7-11 Japan, and cannot fairly or disinterestedly evaluate the Tender Offer.

74. Under these circumstances, the Individual Defendants cannot fulfill their fiduciary duties by merely sitting on the sidelines and doing nothing. The Board’s failure to defend 7-11’s minority stockholders from a hostile, coercive and low tender offer by the Company’s controlling shareholder is a breach of fiduciary duty.

Application for Injunctive Relief

75. Plaintiffs hereby reallege and incorporate by reference the allegations contained above.

76. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to

Plaintiffs and the other members of the Class, are attempting unfairly to deprive Plaintiffs and other members of the Class of the true value of their investment in 7-11.

77. 7-11 shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

78. By reason of the foregoing acts, practices and course of conduct, Defendants have failed to fulfill their fiduciary obligations toward Plaintiffs and the other 7-11 public stockholders.

79. As a result of the actions of Defendants, Plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of 7-11’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of 7-11 common stock.

80. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the other members of the Class, and may consummate the Tender Offer which will exclude the Class from its fair proportionate share of 7-11’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

81. Plaintiffs and the Class have no adequate remedy at law.

Jury Demand

82. Plaintiffs demand a Jury Trial and submit herewith the appropriate fee.

WHEREFORE, for the reasons set forth herein, Plaintiffs asks that the Defendants be cited to appear and answer and, on final jury trial, that Plaintiffs have judgment against Defendants for the following:

1)	Designation that this action is properly maintainable as a class action;

2)	Declaratory judgment;

3)	An award of damages to the class for the breach of the fiduciary duties of the Defendants;

4)	Preliminary Injunction;

5)	Permanent Injunction;

6)	Plaintiffs’ reasonable and necessary costs and attorney’s fees;

7)	Such other and further relief as this Court may deem just and proper.

DATED: September 13, 2005

Respectfully submitted,

/s/ Mark W. Romney

Mark W. Romney

State Bar No. 17225750

Richard E. Aubin

State Bar No. 00787012

Joshua M. Weaver

State Bar No. 24047081

VIAL, HAMILTON, KOCH & KNOX, LLP

1700 Pacific Ave., Suite 2800

Dallas, TX 75201

Tel. 214.712.4526

Fax 214.712.4402

and

SCHIFFRIN & BARROWAY, LLP

Marc A. Topaz
Lee D. Rudy
Sandra G. Smith
280 King of Prussia Road
Radnor, PA 19087
(610) 667-7706

Attorneys for Plaintiff